

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 21, 2022

Tracy Daw
Chief Legal Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

> **Re: Funko, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 15, 2022**
> **File No. 333-266173**

Dear Ms. Daw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing